AMENDED AND RESTATED

SCHEDULE A

to the

Investment Advisory Agreement

(as of February 14, 2020)

BMO LGM Frontier Markets Equity Fund

For all services rendered by the Adviser pursuant to the Agreement, the Fund shall pay to the Adviser and the Adviser agrees to accept as full compensation for all services rendered, an annual investment advisory fee calculated by applying 1.00% to the average daily net assets of the Fund.

The investment advisory fee shall accrue daily at the rate of 1/365th of the annual rate applied to the daily net assets of the Fund. The investment advisory fee so accrued shall be paid to the Adviser monthly.

Effective this 14th day of February, 2020.

BMO LGM Frontier Markets Equity Fund	BMO Asset Management Corp.

By: /s/John M. Blaser	By: /s/Steve Arquilla
Name: John M. Blaser
Title: President
Name: Steve Arquilla
Title: Head, U.S. Global Asset Management Governance and BMO Institutional Trust Services

BMO Asset Management Corp.

By: /s/Steve Ilott
Name: Steve Ilott
Title: Chief Investment Officer